IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD'S CÔTÉ GOLD PROJECT: AN EXCELLENT OPTION FOR FUTURE GROWTH

POSITIVE PRELIMINARY ECONOMIC ASSESSMENT AND GOVERNMENT APPROVAL OF ENVIRONMENTAL ASSESSMENT

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, January 26, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the positive results of a Preliminary Economic Assessment ("PEA") for its Côté Gold Project (Project) in Northern Ontario. The Company also received approval of the Project's provincial environmental assessment from the Ontario Ministry of Environment and Climate Change on January 25, 2017, which follows the positive decision on the federal environmental assessment issued by the Federal Minister of Environment and Climate Change in April 2016. Positive decisions on the federal and provincial environmental assessments for the Project clear the way for the Company to initiate applications on permits to support development following the completion of a pre-feasibility study.

Steve Letwin, President and CEO of IAMGOLD, said "The Côté Gold Project provides us with an exceptional option for future growth. Since acquiring Côté several years ago we have been focused on de-risking the project. Our drilling program, since IAMGOLD took over the Project, has led to a nine-fold increase in the indicated resource to eight million ounces with another one million ounce inferred resource. The positive results of the PEA demonstrate the potential for Côté Gold to be a low-cost, 21-year mine with attractive returns. The pre-feasibility study is in progress to validate the development concept set out in the PEA.

"Côté Gold is one of Canada's largest undeveloped gold deposits," continued Mr. Letwin, "so securing positive decisions on both the federal and provincial environmental assessments for the Project is a major regulatory milestone that confirms we can build and operate an environmentally sustainable mine that aligns with our Zero Harm goals. I thank all the many individuals and organizations for participating in these environmental reviews. By considering environmental and social impacts early in the mining process, we have been able to plan a mine that will benefit shareholders and indigenous communities, along with other stakeholders. We will continue to closely engage our indigenous partner communities and other stakeholders as we move the project forward, and to seek further opportunities for improvement as a responsible miner."

The PEA was completed jointly by IAMGOLD and Amec Foster Wheeler, with inputs from technical studies completed by other consultants. The PEA represents a conceptual study of the potential viability of the mineral resources that have been defined to date on the Project, where the accuracy of the cost estimates is -30%/+50%. The purpose of the PEA study was to assess the potential development alternatives available with an improved land position following the acquisition of additional ownership interests and claims, and to reduce the energy requirements of the Project while minimizing infrastructure development needs. The PEA study also identified additional testwork required to support a pre-feasibility study. We expect the pre-feasibility study to be completed by the end of the second quarter 2017.

Based on the PEA, the Project outlines an economically viable project that at a $1,200 per ounce gold price would generate an estimated 12.9% after-tax internal rate of return. The Project would have a 21-year mine life, producing on average 302,000 ounces of gold a year at average total cash costs of $564/oz and all-in sustaining costs of $686/oz.

A technical report summarizing the PEA will be filed on SEDAR within 45 days of the date of this news release.

PEA HIGHLIGHTS

Project Economics and Key Parameters		
Mining Capacity	Years 1-3	60 Mtpa
	Years 4-14	50 Mtpa
	Years 15-18	15 Mtpa
Milling Capacity		29,000 t/d
LOM Average Annual Gold Production		302,000 oz.
Targeted Recovery Rate		91.9%
Mine Life		21 years
LOM Average Total Cash Costs		$564/oz
LOM Average AISC		$686/oz
Average Grade		0.97 g/t Au
Average LOM Strip Ratio		2.66
Estimated Capital Expenditures (millions)		
Initial Capital		$1,031
Sustaining Capital		$440
Closure Costs		$40
Gold Price Assumption used in financial analysis		$1,200/oz
Pre-tax NPV (6%) (millions)		$851
Pre-Tax IRR		15.4%
After-tax NPV (6%) (millions)		$543
After-tax IRR		12.9%
Payback Period		5.2 years

USD Currency used with exchange rate of: CAD$ = US$0.74

The above results of the PEA are preliminary in nature, and include Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them in a way that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

MINERAL RESOURCE BASIS FOR THE PEA

The Mineral Resources used as the basis for the study are those disclosed in the Company's current Mineral Resource and Reserve statement (Feb. 17, 2016 news release) and are summarized below.

Mineral Resource Estimate – December 31, 2015				
Classification	Cut-off Grade (g/t Au)	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Indicated	0.30	289,183	0.90	8,354
Inferred	0.30	66,894	0.55	1,174

Notes:
1. CIM Definition Standards were followed for classification of Mineral Resources.
2. Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
3. High grade assays are capped from 15 g/t to 60 g/t Au depending on sub-domain.
4. Bulk density of 2.72 t/m^3 was used for all rocks.
5. The Mineral Resource estimate is constrained within a Whittle pit shell that assumes a gold price of $1,500 per ounce and metallurgical recovery of 93.5%.
6. Mineral Resources are reported on a 100% basis. IAMGOLD owns 92.5% of the Côté Gold Project.
7. Raphael Dutaut Msc. Géo is the Qualified Person for this estimate.

MINERAL RESOURCES INCLUDED IN THE PEA MINE PLAN

The tonnes, grades and classification of the mineral resources captured within the PEA mine plan are summarized below. A relatively small amount (15.3%) of the tonnes scheduled in the mine plan are Inferred Resources.

Classification	Tonnes (000)	Grade (g/t Au)
Indicated	187,237	1.03
Inferred	33,887	0.61

Notes:
1. Mine plan is constrained by a design pit that assumes $1,200/oz gold price and 91.9% metallurgical recovery.
2. Mine plan uses a variable cut-off grade.
3. Assumes 1% mining losses and 5% waste dilution @ 0 g/t Au

MINING AND PROCESSING

The PEA study envisions a conventional truck and shovel open pit mining operation using a processing circuit incorporating primary crushing, secondary crushing, tertiary High Pressure Grinding Roll crushing, ball milling, gravity concentration and cyanide leaching, followed by gold recovery using carbon-in-pulp, stripping and electrowinning. The crushing-grinding circuit being utilized is more energy efficient than a standard SAG or a pre-crush circuit. A thickened tailings management facility is considered and the mine site would be powered by a 44km tap line connection to Hydro One's Shining Tree Substation. Key parameters that provide the basis for the PEA and other qualifications and assumptions are provided below:

Parameter	Value
Maximum Mining Capacity	60Mtpa
Stockpile Capacity	30Mt
Processing Rate	29Ktpd/10.6Mtpa
Metallurgical Recoveries	91.90%

Pit mining includes 40 Mt extracted during the one year pre-production period followed by 19 years of production mining. Stockpile reclaim extends the operation into Year 22. The amount of rehandled mill feed over the life of the operation is 65 Mt. The average grade scheduled is 0.97 g/t Au and the LOM stripping ratio is 2.66:1.

Unit Production Costs

Life of mine total cash costs are estimated at $564/oz of gold and all-in sustaining costs at $686/oz of gold.

Capital Costs

Initial Capital costs are estimated at $1,031 million, life-of-mine Sustaining Capital costs are estimated at $440 million, and Closure costs are estimated at $40 million, with details below. Costs assume leasing of the mine production fleet and some other major equipment components.

Capital Cost Estimate Summary	
Initial Capital	$M
Mine Equipment	35
Electrical & Communications	91
Infrastructure	60
Process Plant	345
Tailings & Water Management	25
Indirects	219
Contingency (25%)	175
Mining Pre-production	81
	1,031
Sustaining Capital	
Mining	122
Tailings & Water Management	125
Capital Leases	193
	440
Closure Costs	**40**

Operating Costs

Average operating costs per tonne processed are as follows:

Average Operating Costs ($/ tonne milled)	
Mining	8.62
Processing	6.20
G&A	1.34
Total	**16.16**

Future Work

The PEA recommended the completion of a further pre-feasibility study to validate and detail the elements of the development concept set out in the PEA, and which would include additional drilling, engineering studies and environmental studies, including hydrological, hydrogeological and geotechnical analyses. As previously disclosed, a feasibility study had been underway on an initial development scenario, which will now await the outcome of the pre-feasibility study and selection of the development scenario for further study. The recommended pre-feasibility study is underway and we expect it to be completed by the end of the second quarter 2017. In addition, we continue to conduct exploration activities within our more than 500-square-kilometre property surrounding the Côté Gold deposit, the objective being to develop and assess targets that could further maximize our flexibility with respect to future development decisions.

Qualified Persons

The 2016 Côté Gold PEA was prepared by Amec Foster Wheeler and incorporates the work of IAMGOLD Qualified Persons (QP's) (as defined under National Instrument 43-101). Amec Foster Wheeler Qualified Persons are independent of IAMGOLD and have reviewed and approved this news release. IAMGOLD Qualified Persons are not independent of IAMGOLD and have reviewed and approved this news release.

The affiliation and areas of responsibility for each Qualified Person involved in preparing the 2016 Côté Gold PEA, upon which the technical report will be based, are:

Amec Foster Wheeler QP's

- B. Wang, Ph.D., P. Eng., Design of surface watercourse realignments, tailings management facility, mine rock areas and seepage collection ponds
- L. Elgert, P. Eng., Mine design, capital and operating costs
- I. A. Lipiec, P. Eng., Process design, capital and operating costs
- S. Allard, P. Eng., Economic analysis

IAMGOLD QP's

- A. Smith, P. Geo., Exploration
- M-F. Bugnon, P.Geo., Property description, location, accessibility, climate, infrastructure, physiography and history
- V. Blanchet, P. Eng., Geological setting, mineralization, drilling and sampling
- R. Dutaut, P. Geo., Data validation and resource estimate

Other scientific and technical information in this news release has been reviewed and approved by Geoffrey Chinn P.Geo., IAMGOLD, project manager, a Qualified Person under the terms of National Instrument 43-101. Mr. Chinn has verified the technical data disclosed in this news release.

Data Verification

IAMGOLD technicians and geologists on site follow a sample preparation protocol to ensure quality control before sending samples to the assay laboratory. Most of the drill holes are sampled at one-metre intervals and consist of one-half the drill core. Sample intervals are tagged by the geologist. All sample intervals are logged with a unique number in a sample book by the geologist. The borehole number and sample interval are transferred to one of the tags and recorded in the logs. One tag is placed in a plastic sample bag with the sample and the second is stapled in the core box beneath the remaining representative half core sample. During this procedure, the location for the insertion of standards and blanks into the sample sequence is noted. Core is sawed by geotechnicians following the orientation line drawn by the geologist. The entire length of a drill hole is sampled. Diabase dykes that occur within the sequence are not sampled, except for two one-metre shoulder samples at the upper and lower contacts of the dyke. The remaining half of the core is stored in racks or pallets at the core farm facilities located on site.

For quality assurance/quality control (QA/QC) purposes, IAMGOLD inserts control samples after every twelfth sample interval. The control samples consist either of a Certified Reference Material (CRM) or a blank sample. IAMGOLD inserts control samples as a standard procedure. The primary laboratory sets aside the pulp from one out of every 10 samples to be sent to a second laboratory as a check assay. Between 2012 and 2014, check assays were completed at ActLabs, Ancaster, Ontario. During the 2015 drilling campaign, check assays on pulps were completed by ALS Mineral, Val d'Or, Quebec. All of the samples were analyzed using the FA-AA method. For samples that returned values of between 2 g/t Au and 5 g/t Au, another pulp was taken and fire assayed with a gravimetric finish. Samples returning values greater than 5 g/t Au were reanalyzed by pulp screen metallic fire assay analysis.

Mr. Vincent Blanchet, P. Eng., has been involved in the Côté Gold Project drilling campaigns in 2014 and 2015, and last visited the site on July 19, 2015 and took these steps to verify the information used in his part of the study:
- Reviewed the drill hole logging and sampling procedures; and
- Reviewed and reported upon the QA/QC procedures and results.

It is the QP's opinion that the sample preparation, security, and analytical procedures are adequate to support a Mineral Resource estimate on the Côté Gold deposit.

Mr. Raphael Dutaut, P. Geo., has visited the Côté Gold property several times since 2013; the most recent being April 2015 to inspect data verification for the mineral resource estimate, and took these steps to verify the information used in his part of the study:

- Reviewed exploration information, drill collar positions (using GPS spot checks), logging, and sampling procedures. Drill core logs, outcrop mapping and geological interpretation were also reviewed during site visits; and
- Randomly selected samples from the assay database from drill holes were compared with original assay certificates, representing approximately 5% of the database. Additionally, the QP checked for abnormal extreme values, missing intervals or sample numbers, interval lengths and zero grades. Visual checks of the drill hole traces were performed to spot abnormal deviations.

It is the QP's opinion that the logging, sampling procedures, and data entries were completed to industry standards. It is the QP's opinion that the database is adequate to support a Mineral Resource estimate on the Côté Gold deposit.

Dr. B. Wang, P. Eng. visited the Côté Gold Project site on May 18-19, 2016 and inspected the following areas:

- Property mineral lease boundaries;
- Topography and geographical features – lakes, rivers, protected areas;
- Prior mine excavations, select outcrop locations, depth of overburden;
- Exploration drill sites and representative drill core, potential for acid rock drainage; and
- Proposed locations of open-pit, mine rock dumps, mill feed dumps, soil/muskeg storage, tailings management facility, property access, mine facilities, utility corridors, and water management structures.

Mr. L. Elgert, P. Eng. reviewed the mining design criteria, mining capital and operating cost models, and pit and production scheduling optimization as part of his data verification.

Mr. I. Lipiec, P. Eng. took these steps to verify the metallurgical and mineral processing information used in his part of the study:

- Reviewed the selection of the samples provided for metallurgical testwork;
- Reviewed the metallurgical test procedures used for comminution and cyanidation testwork; and
- Reviewed the test results produced from the testwork for consistency and interpretation.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Definition Standards. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources;

(ii) the PEA representing a viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and metal recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of metals at the Côté Gold Project at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) currency exchange rates;

(vi) metals sales prices and exchange rate assumed;

(vii) appropriate discount rates applied to the cash flows in the economic analysis;

(viii) tax rates and royalty rates applicable to the proposed mining operation;

(ix) the availability of acceptable financing under assumed structure and costs;

(x) anticipated mining losses and dilution;

(xi) metallurgical performance;

(xii) reasonable contingency requirements;

(xiii) success in realizing proposed operations;

(xiv) receipt of permits and other regulatory approvals on acceptable terms; and

(xv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the

Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html. IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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